January 16, 2006
VIA FAX
Mr. David Burton
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SMART Modular Technologies (WWH), Inc.
Amendment No. 3 to Registration Statement on Form S-1
Registration No. 333-129134
Dear Mr. Burton:
     Reference is made to the comments received from the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) via telephone on January 13, 2006 with respect to the above referenced Registration Statement (the “Registration Statement”) of SMART Modular Technologies (WWH), Inc. (the “Company”).
     On behalf of the Company, I am writing to respond to the comments and to indicate the changes that will be made in Amendment No. 4 to the Registration Statement (the “Amendment”) that will be filed by the Company. Unless defined herein, capitalized terms have the meanings ascribed to them in the Registration Statement.
Impact of Changes to a Customer Contract on Revenue Reporting, page 34
1.	Please revise your disclosure to clarify the inventory and warranty risk faced by the Company prior to the change in the above referenced customer contract.
          The Company intends to revise its disclosure in the Amendment as set forth on Exhibit A hereto.
Financial Statements of SMART Modular Technologies Sdn. Bhd.
2.	Please tell us why there is no disclosure in footnote 20 to the Malaysian subsidiary’s financial statements, as included in the prospectus, related to differences in policies arising from differences between U.S. GAAP and Malaysian GAAP in the accounting treatment with respect to a) measurement of impairment of long-lived assets, and b) temporary differences in the financial reporting and tax bases of assets and liabilities.
          The Company respectfully advises the Staff that it did not have any significant reconciling items in any of the periods presented, between U.S. GAAP and Malaysian GAAP with respect to differences in the policies governing the accounting treatment of (i) measurement of impairment losses of long-lived assets and (ii) temporary differences in the financial reporting and tax bases of assets and liabilities.
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          Thank you very much for your prompt attention to this letter. If you have, or any other member of the Staff has, any further questions or comments concerning the foregoing responses, please contact Alan Denenberg at (650) 752-2004 or Michael Nordtvedt at (650) 752-2043.

Yours very truly,
/s/ Marin Tchakarov

Marin Tchakarov
Director of Financial Reporting

cc:	Alan Denenberg
Michael Nordtvedt
Davis Polk & Wardwell

William Brentani
Deanna Chechile
Simpson Thacher & Bartlett LLP

Neil Miotto
Padraic S. Kelly
KPMG LLP

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